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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                               EVANS SYSTEMS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    299211102
                                 (CUSIP NUMBER)

                                   RICHARD DIX
                              I-NET HOLDINGS, INC.
                           3011 E. HICKORY PARK CIRCLE
                             SUGAR LAND, TEXAS 77479
                                 (281) 491-9769
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 23, 2000
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 299211102               SCHEDULE 13D


(1) Names of Reporting Person:  I-Net Holdings, Inc.
    I.R.S. Identification Nos. of Above Persons (entities only): 76-0629752

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(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]
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(3) SEC Use Only

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(4) Source of Funds (See Instructions)                           OO (See Item 3)

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                                  [ ]

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(6) Citizenship or Place of Organization:     Delaware

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  Number of         (7)   Sole Voting Power                                    0
  Shares Bene-      ------------------------------------------------------------
  ficially          (8)   Shared Voting Power                       1,553,460(1)
  Owned by          ------------------------------------------------------------
  Each              (9)   Sole Dispositive Power                               0
  Reporting         ------------------------------------------------------------
  Person With       (10)  Shared Dispositive Power                             0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,553,460
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

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(13)     Percent of Class Represented by Amount in Row (11)             38.5%(2)

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(14)     Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------


----------------

     (1) Voting power is shared among I-Net, Richard Dix and the Evans Parties (as defined in Item 3).

     (2) The percentage is based on 4,032,340 shares issued and outstanding as of January 10, 2000 as represented in the Merger Agreement (as defined in Item
3).


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


CUSIP NO. 299211102        SCHEDULE 13D


(1) Names of Reporting Person:  Richard Dix
    I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)                           OO (See Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                                  [ ]

--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization:     Texas

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  Number of         (7)   Sole Voting Power                                    0
  Shares Bene-      ------------------------------------------------------------
  ficially          (8)   Shared Voting Power                       1,553,460(3)
  Owned by          ------------------------------------------------------------
  Each              (9)   Sole Dispositive Power                               0
  Reporting         ------------------------------------------------------------
  Person With       (10)  Shared Dispositive Power                             0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,553,460
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)             38.5%(4)

--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                          IN

--------------------------------------------------------------------------------


-----------------------

     (3) Voting power is shared among I-Net, Richard Dix and the Evans Parties (as defined in Item 3).

     (4) The percentage is based on 4,032,340 shares issued and outstanding as of January 10, 2000 as represented in the Merger Agreement (as defined in Item
3).

ITEM 1.     SECURITY AND ISSUER.

      This statement relates to the Common Stock, par value $0.01 per share, of Evans Systems, Inc., a Texas corporation ("Evans"), whose principal executive offices are located at 750 Avenue F. North, Bay City, Texas 77404. This statement is being filed because I-Net Holdings, Inc., a Delaware corporation ("I-Net"), has entered into a Voting Agreement dated January 23, 2000 (the "Voting Agreement") with respect to certain shares of Evans Common Stock in connection with the Merger (as defined below).

ITEM 2.     IDENTITY AND BACKGROUND.

      This statement is being filed jointly by I-Net and its sole stockholder and director, Richard Dix. I-Net is a newly formed company that will be primarily engaged in the business of acquiring, developing and managing a network of Internet companies that engage in business-to-business e-commerce. I-Net's business plan calls for the development of various subsidiaries that are involved in e-commerce as well as taking strategic equity positions in existing companies that provide synergies with its e-commerce subsidiaries. Richard Dix's principal occupation is the management of I-Net and his employment is conducted at I-Net's principal executive offices as described below.

      I-Net's and Richard Dix's principal executive offices are located at 3011
E. Hickory Park Circle, Sugar Land, Texas 77479 and their telephone number at that address is (281) 491-9769. The filing of this statement on Schedule 13D shall not be construed as an admission that I-Net or Richard Dix is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

      During the past five years, neither I-Net nor Richard Dix has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      To the best of the knowledge of I-Net and Richard Dix, neither I-Net nor Richard Dix has been the subject of a civil judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the last five years.

      Richard Dix is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On January 23, 2000, J.L. Evans, Sr., J.L. Evans Systems, Ltd. (the "Evans Parties") and I-Net entered into the Voting Agreement simultaneously with the execution by I-Net, Evans, I-Net Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Evans (the "Merger Sub"), and the stockholders of I-Net of an Agreement and Plan of Merger providing for the merger (the "Merger") of the Merger Sub with and into I-Net, as more fully described in Item 4. This Agreement and Plan of Merger was further modified by an Amended and Restated Agreement and Plan of Merger by and among I-Net, Evans, the Merger Sub and the stockholders of I-Net, dated as of January 31, 2000 (the "Merger Agreement"). The Evans Parties entered into the Voting Agreement in order to induce I-Net and Richard Dix to enter into the Merger Agreement and related agreements, and no separate consideration in cash or property was paid by I-Net or Richard Dix to the Evans Parties in consideration of the Voting Agreement.


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ITEM 4.     PURPOSE OF TRANSACTION.

      This filing refers to the Voting Agreement, pursuant to which, among other things, the Evans Parties have agreed, subject to certain conditions, to vote the 1,553,460 shares of Evans Common Stock of which they are the record owner in favor of the Merger at a meeting of the stockholders of Evans that will be called for the purpose of voting on the Merger and related matters and to vote all of such shares of Evans Common Stock against any combination proposal or other matter that may interfere or be inconsistent with the Merger, including, without limitation, a competing transaction. In addition, the Evans Parties have agreed, among other things, that they will not sell, transfer, pledge or otherwise dispose of any shares of the Evans Common Stock covered by the Voting Agreement to any person, other than I-Net, prior to the termination of the Merger Agreement, unless such person agrees in writing to be bound by the terms of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the Voting Agreement included as Exhibit 2.1 to this Schedule 13D and incorporated herein, in its entirety, by reference.

      The Merger Agreement provides that, on the Effective Date (as defined in the Merger Agreement) the Merger Sub shall be merged with and into I-Net, with I-Net continuing its existence as a wholly-owned subsidiary of Evans. Once the Merger is consummated, the Merger Sub will cease to exist as a corporation and all of its business, assets, liabilities and obligations will be merged with and into I-Net, and I-Net will remain the surviving corporation. Following the Merger, the directors and officers of Evans will be the persons listed on
Schedule 8.9 of the Merger Agreement, which has been filed as Exhibit 2.2 to this Schedule 13D. As a result of the Merger, each outstanding share of the common stock, par value $.001 per share, of I-Net ("I-Net Common Stock"), other than treasury shares, or shares held by Evans or any of its subsidiaries, will be converted into the right to receive the number of shares of Evans Common Stock equal to (i) the sum of (A) 15,000,000 and (B) the number of shares of I-Net Common Stock issuable pursuant to I-Net's Existing Company Option (as defined in the Merger Agreement) and (C) the number of shares of I-Net Common Stock issuable pursuant to Future Employee Options (as defined in Section 6.1 of the Merger Agreement), divided by (ii) the sum of (A) the number of shares of I-Net Common Stock outstanding immediately prior to the Effective Time and (B) the number of shares of I-Net Common Stock issuable pursuant to I-Net's Existing Company Option and (C) the number of shares of I-Net Common Stock issuable pursuant to I-Net's Future Employee Options (the "Exchange Ratio"), subject to adjustment as set forth in the Merger Agreement. At the effective time of the Merger, each outstanding option to purchase I-Net Common Stock shall be converted into an option to purchase the number of shares of Evans Common Stock equal to the Exchange Ratio multiplied by the number of shares of I-Net Common Stock issuable pursuant to such option. The exercise price of each option will be equal to the exercise price for each share of I-Net Common Stock subject to such option divided by the Exchange Ratio.

      The foregoing summary of the Merger Agreement is qualified in its entirety by reference to copies of the Merger Agreement incorporated by reference as
Exhibit 2.3 and incorporated herein in its entirety by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Pursuant to the Merger Agreement, Evans represented to I-Net, that as of January 10, 2000 there were 4,032,340 outstanding shares of Evans Common Stock. As a result of executing the Voting Agreement, I-Net and Richard Dix may be deemed to beneficially own and have shared voting power with respect to the 1,553,460 shares of Evans Common Stock covered thereby, which, based on such representation, constitutes approximately 38.5% of the total issued and outstanding shares of Evans Common Stock as of January 10, 2000.

      Other than the transactions described herein, neither I-Net nor Richard Dix has effected any transactions in shares of Evans Common Stock during the preceding sixty days.


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO THE SECURITIES OF THE ISSUER.

            Concurrent with the closing of the Merger, I-Net, the I-Net stockholders and Evans will enter into a Registration Rights Agreement whereby I-Net will be given, among other things, certain demand and piggy-back registration rights. Other than the foregoing, the Merger Agreement and the Voting Agreement, to the best knowledge of I-Net and Richard Dix, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Evans, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1:        Joint Filing Agreement between I-Net Holdings, Inc.
                           and Richard Dix dated February 2, 2000.

         Exhibit 2.1: Voting Agreement between I-Net Holdings, Inc., J.L. Evans, Sr. and J.L. Evans Systems, Ltd. dated January 23, 2000.

         Exhibit 2.2: Directors and Officers of the Surviving Corporation following the Merger (Schedule 8.9 to the Amended and Restated Agreement and Plan of Merger).

         Exhibit 2.3: Amended and Restated Agreement and Plan of Merger among Evans Systems, Inc., I-Net Acquisition Corp., I-Net Holdings, Inc. and the stockholders of I-Net Holdings, Inc. dated January 31, 2000 (filed as
                           Exhibit 99.1 to Evans Systems, Inc.'s Current Report on Form 8-K, dated January 23, 2000, and incorporated herein by reference).


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2000              I-Net Holdings, Inc.



                                        By: /s/ RICHARD DIX
                                            -----------------------------------
                                                 Name:  Richard Dix
                                                 Title: President


Dated February 2, 2000               /s/ RICHARD DIX
                                     ------------------------------------------
                                     Richard Dix


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                                INDEX TO EXHIBIT

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
Exhibit 1:        Joint Filing Agreement between I-Net Holdings, Inc. and
                  Richard Dix dated February 2, 2000.

Exhibit 2.1:      Voting Agreement between I-Net Holdings, Inc., J.L. Evans, Sr.
                  and J.L. Evans Systems, Ltd. dated January 23, 2000.

Exhibit 2.2: Directors and Officers of the Surviving Corporation following the Merger (Schedule 8.9 to the Amended and Restated Agreement and Plan of Merger).

Exhibit 2.3:      Amended and Restated Agreement and Plan of Merger among Evans
                  Systems, Inc., I-Net Acquisition Corp., I-Net Holdings, Inc.
                  and the stockholders of I-Net Holdings, Inc. dated January 31, 2000 (filed as Exhibit 99.1 to Evans Systems, Inc.'s Current
                  Report on Form 8-K, dated January 23, 2000, and incorporated herein by reference).